Filed Pursuant to Rule 253(g)(2)

File No. 024-11170

Supplement No. 3 to Offering Circular dated August 27, 2020

CITYZENITH HOLDINGS INC.

2506 NORTH CLARK ST. #235

CHICAGO, IL 60614, USA

(312) 282-2900

www.cityzenith.com

This Offering Circular Supplement No. 3 (the “Supplement No.3”) relates to the Offering Circular of Cityzenith Holdings, Inc., a Delaware corporation (the “Company”), dated June 19, 2020 (the “Offering Circular”) and the Supplement No.1 dated June 25, 2020 (“Supplement No.1”) and the Supplement No. 2 filed June 26, 2020 (“Supplement No.2,” and together with Supplement No. 1, the “Prior Supplements,” and collectively with this Supplement No.3, the “Supplements”), relating to the Company’s public offering under Regulation A under Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 20,000,0002 shares of common stock (“Offered Shares”) at an offering price of $1.153 per share for gross proceeds to the Company of up to $20,000,0004 on a “best efforts” basis and 7,000,000 shares of common stock and shares of common stock underlying warrants and options (“Resell Shares”) on behalf of selling shareholders (“Selling Shareholders”).  This Supplement No.3 should be read in conjunction with the Offering Circular, and is qualified by reference to the Offering Circular and the Supplements except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and the Prior Supplements and may not be delivered without the Offering Circular.

This Supplement No.3 is being file to provide updated disclosure to the “Plan of Distribution and Selling Shareholders,” and other sections to reflect a revised commission structure whereby StartEngine Primary, LLC (“StartEngine”) will receive an investor fee (“Investor Fee”) in the amount of 3.5%, which is payable to StartEngine by the investors. The Company will also pay StartEngine a commission equal to 3.5% of the gross proceeds and not the previously stated 7%.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 3 to the Offering Circular is August 27, 2020.

2 Includes 17,391,304 shares offered at $1.15 per share and up to 2,608,696 Bonus Shares offered to certain investors.

3 Does not include an Investor Fee in the amount of $0.04025 per share payable by the investor to StartEngine Primary, LLC.

4 Total purchase price paid by investors presuming sale of all of the shares is $20,700,000, which includes the Investor Fee of $700,000 payable to StartEngine Primary, LLC.

UP TO 27,000,000 SHARES OF COMMON STOCK

Cityzenith Holdings Inc., a Delaware corporation (the “Company”) is offering 20,000,000 shares of our Common Stock (the “Shares”) at $1.155 per share (the “Offering”). We are also offering up to 7,000,000 shares of common stock and shares of common stock underlying warrants and options on behalf of the selling shareholders.  The target offering is $20,000,0006 (the “Target Offering”); provided, however, the Company may elect to take such lesser amounts in its sole discretion. The 20,000,000 shares include up to 2,608,696 common shares issued as bonus shares based upon investment level.  Investors participating in this bonus program may receive an effective discount of up to $0.15 per share or 13%.  See “Plan of Distribution and Selling Shareholders.”  Expenses of the Offering are estimated to be $100,000.  All of the Shares qualified for sale by us and the selling shareholders will be sold at a fixed price.

This is our Offering, and no public market currently exists for our Shares. The Offering price may not reflect the market price of our Shares after the Offering. The Company has set a minimum investment requirement of $500 but may accept subscriptions for less at the discretion of our CEO. Purchasers of our Shares qualified hereunder may be unable to sell their securities until such time as a public market for our securities develops. As a result, you may find it more difficult to dispose of, or obtain accurate quotes of our common stock. Any purchaser of our securities should be in a financial position to bear the risks of losing their entire investment.

This offering is being conducted on a “best efforts” basis pursuant to Regulation A under Section 3(b) of the Securities Act for Tier 2 offerings.   The Company has engaged Prime Trust, LLC as an escrow agent (the “Escrow Agent”) to hold funds tendered by investors until requested by the Company.  We will hold a series of closings at which we receive the funds from the Escrow Agent and issue the shares to investors. There is no minimum offering amount and the Company anticipates undertaking closings on a rolling basis without qualifications for such closings.  Investors will not be entitled to receive a return of funds held in escrow and the Company may direct a closing regardless of the amount which is being held in escrow at such time. After each such closing, funds tendered by investors will be available to the Company. The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) thirty six months from the date upon which the Securities and Exchange Commission qualifies the Offering Statement of which this Offering Circular forms a part, or (3) the date at which the offering is earlier terminated by the Company in its sole discretion.

We will not receive any of the proceeds from the sale of shares by the selling shareholders. Resale shares may be sold to or through underwriters or dealers, directly to purchasers or through agents designated from time to time by the selling shareholders. For additional information regarding the methods of sale, you should refer to the section entitled “Plan of Distribution and Selling Shareholders” in this offering.

We have engaged StartEngine Primary LLC (“StartEngine”), a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority, or FINRA, which we refer to as the underwriter or placement agent.  StartEngine is the underwriter for this offering. StartEngine is selling our shares in this offering on a best efforts basis and is not required to sell any specific number or dollar amount of shares offered by this offering circular, but will use its best efforts to sell such shares. The placement agent will receive compensation for sales of the shares offered hereby at a fixed commission rate of 3.5% per share and an Investor Fee payable by the investors in the amount of 3.5% per share.

5 Does not include a 3.5% Investor Fee payable by each investor to StartEngine Primary, LLC as Placement Agent.

6 Total purchase price paid by investors presuming sale of all of the shares is $20,700,000, which includes the Investor Fee of $700,000 payable to StartEngine Primary, LLC.

To public in this offering:	Number of Shares of Common Stock		Price to public		Underwriting discount and commissions(3)	Proceeds to issuer(3)
Per share	n/a		$1.15	(2)	$0.04025	$1.1075
Total maximum	20,000,000	(1)	$20,000,000	(2)	$700,000	$19,300,000

To placement agent:	Number of Shares of Common Stock	Price to public		Underwriting discount and commissions		Proceeds to issuer
Placement agent warrants	(5)	$	n/a	$	n/a	$	n/a
Shares of common stock underlying warrants	(5)	$	n/a	$	n/a	$	n/a

(1) (2) (3)

The target offering is 20,000,000 shares at $1.15 per share for $20,000,000.  This includes up to 2,608,696 common shares issued as bonus shares based upon investment level.  The additional 2,608,696 bonus shares represent an effective discount of $0.15 per share or 13%.  See “Plan of Distribution and Selling Shareholders.”

The per share price does not include an Investor Fee equal to 3.5% or 0.04025 per share payable by the investor to StartEngine, which results in an effective price to investors of $1.19025 and a total price to the public of $20,700,000.

Amounts payable to placement agent include an Investor Fee equal to 3.5% which is payable by each investor and a commission in the amount of 3.5% payable by the Company to placement agent for sales by placement agent. See “Plan of Distribution and Selling Shareholders” for details of the compensation payable to the placement agent.

(4)

We estimate the total expenses of this offering, excluding the placement agent commissions, will be approximately $100,000. Because this is a best-efforts offering, the actual public offering amount, placement agent commissions and proceeds to us are not presently determinable and may be substantially less than the total maximum offering set forth above.

(5)

In addition to the discounts and commissions included in the above table, we have agreed to issue the placement agent at each closing a warrant to purchase a number of shares of Common Stock equal to 5% of the total of the total number of shares sold in such closing; provided that no such warrants will be issued for the shares sold to the excluded institutional investors noted above. The placement agent warrants will have a five-year term, will be exercisable at a price equal to $1.15, which is 100% of the of the public offering price less the Investor Fee, and will contain a standard cashless exercise provision. The placement agent warrants are not being qualified under the offering statement of which this offering circular is a part.

SHARES OFFERED BY SELLING SHAREHOLDERS(1)	PRICE TO PUBLIC (2)	PLACEMENT AGENT COMMISSIONS(3)	PROCEEDS TO THE SELLING SHAREHOLDERS
Per Share	$ 1.15	3.5%	$1.11
Minimum Purchase	None	Not Applicable	Not Applicable
Total (7,000,000 Shares)	$8,331,750	$245,000	$7,805,000(4)

(1) (2) (3) (4)

The selling shareholders are offering up to 7,000,000 shares of Common Stock, which includes up to 1,416,180 warrants to purchase common shares at a strike price of $1.00 or $1.6181 per share and up to 1,489,136 options exercisable at between $1.00 and $1.6181 per share, which shall be offered only after the Company has raised $10 million in gross proceeds in this offering.

Offering price of $1.15 does not include an Investor Fee of 3.5% payable by the investor to StartEngine, which results in an effective price to investors of $1.19025 and a maximum number of shares offered in this offering of 7,000,000 shares for an estimated maximum aggregate offering of $8,050,000 to be paid to the Selling Shareholders listed in this Offering Circular, less placement agent commissions of $281,750.

Amounts payable to placement agent include an Investor Fee equal to 3.5% which is payable by each investor and a commission in the amount of 3.5% payable by the Selling Shareholders to placement agent for sales of resale shares by placement agent.

Presumes sale of all 7,000,000 shares by selling shareholders.

Prior to this offering, there has been no public market for our Common Stock or Preferred Stock. We may apply for the listing of our Common Stock on a national exchange (i.e., NYSE or NASDAQ) or for the quotation of our Common Stock on the OTCQB or OTCQX market maintained by OTC Markets Group Inc. after this offering is successfully concluded, subject to certain considerations, including, without limitation, the size and timing of the completion of this offering, and whether we accomplish certain commercialization milestones.  In order to qualify for listing on NASDAQ, the Company would have to meet certain requirements, including having a shareholder equity of at least $2,000,000, at least 100,000 shares of public float, a minimum of 300 shareholders, total assets of $4,000,000, $3 minimum bid price of the company stock and a public float market value of $1,000,000.  Listing on the OTCQX requires the Company, among other things, to (a) have $2,000,000 in total assets of as of the most recent annual or quarter end; (b) to have at least one of the following as of the most recent fiscal year end: (i) $2 million in revenues; (ii) $1 million in net tangible assets; (iii) $500,000 in net income; or (iv) $5 million in market value of publicly traded securities; and (c) to have a bid price of $5 or more, or have net tangible assets of $2 million if the Company has been in continuous operation for at least three years, or $5,000,000 if the Company has been in continuous operation for less than three years which qualification can be satisfied as of the end of a fiscal period or as a result of an interim capital raise, or have average revenue of at least $6,000,000 for the last three years.  OTCQX also requires the Company to have at least 50 beneficial shareholders each owning at least 100 shares, be in good standing in its state of incorporation and not be a blank check or shell company.  There is no guarantee that the Company will qualify for listing upon any exchange or market.  Failure by the Company to qualify for one of these exchanges or markets would substantially decrease the liquidity of the Shares.

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THE OFFERING

Securities being offered:	Up to 17,491,304[7] shares of Common Stock for total gross proceeds of up to $20,000,000[8] on a best-efforts basis.

Securities being offered by the Selling shareholders	7,000,000 shares of common stock, at a fixed price of $1.15 offered by selling shareholder in a resale offering. This fixed price applies at all times for the duration of the offering.

Offering price per share:	$1.15[9] per share.

Minimum subscription:	The minimum subscription amount is $500.

Common Stock outstanding before the offering:	14,191,546 shares.

Common Stock outstanding after the offering:	31,682,850[10] shares of Common Stock.

Convertible Securities:

In addition to the shares of Common Stock and Preferred Stock, the Company also has 1,091,392 shares reserved for issuance upon the conversion of $1,070,000 in CrowdSafe Notes, warrants to purchase 4,172,906 shares, Dreamit Convertible Securities of 50,000 shares and options to purchase 3,809,037 shares.

Placement agent:	We have engaged StartEngine Primary LLC to serve as our lead placement agent to assist in the placement of our securities on a best-efforts basis. See “Plan of Distribution.”

Restrictions on investment amount:

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Termination of the offering:

The offering will terminate at the earlier of: (1) the date on which the maximum offering amount has been sold, (2) the date which is three years after this offering has been qualified by the SEC or (3) the date on which this offering is earlier terminated by us in our sole discretion.

Proposed listing:

Prior to this offering, there has been no public market for our Common Stock. We may apply for the listing of our Common Stock on a national exchange (i.e., NYSE or NASDAQ) or for the quotation of our Common Stock on the OTCQB or OTCQX market maintained by OTC Markets Group Inc. after this offering is successfully concluded, subject to certain considerations, including, without limitation, the size and timing of the completion of this offering, and whether we accomplish certain commercialization milestones.

Use of proceeds:

We intend to use the net proceeds of this offering for sales and marketing, research and development, intellectual property development and protection and working capital and other general corporate purposes. We may also use a portion of the proceeds to repurchase up to 618,808 shares of Series A Preferred Stock from one or more shareholders.  Pending such uses, we will invest the proceeds of the offering in short-term, interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the United States. See “Use of Proceeds” section for details.

Risk factors:

Investing in our securities involves risks. See the section entitled “Risk Factors” in this offering circular and other information included in this offering circular for a discussion of factors you should carefully consider before deciding to invest in our securities.

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7 Includes up to 2,608,696 Bonus Shares available to investors as perks based upon investment level.  These Bonus Shares will be paid for by the Company in the form of a discount and no consideration is given to participate in this program

8 Total purchase price paid by investors presuming sale of all of the shares is $20,700,000, which includes the investor fee of $700,000 payable to StartEngine Primary, LLC.

9 Does not include an Investor Fee payable by the investor to StartEngine of 3.5% ($0.04025) per share.

10 The number of shares of Common Stock outstanding does not give effect to 3,809,037 shares of our Common Stock issuable upon the exercise of outstanding stock options, 4,172,906 shares of our Common Stock issuable upon the exercise of outstanding warrants outstanding and 1,091,392 shares issuable upon conversion of $1,070,000 in CrowdSafe investment instruments, which are convertible, at the election of the Company, into shares of CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the first equity financing of $1,000,000 or more following the issuance of the CrowdSafe instruments.

Dilution Table

If you invest in our Shares, your interest will be diluted to the extent of the difference between the public offering price per share of our Common Stock and the as adjusted net tangible book value per share of our capital stock after this Offering. Our net tangible book value as of March 31, 2020 was ($2,708,645) or ($0.20) per share of outstanding Common Stock.

The following table illustrates this per share dilution assuming the various threshold amounts are raised, giving consideration to the fact that the Company has outstanding options, SAFEs and other convertible securities. This table assumes that all of the Bonus Shares have been issued (effectively a discount). See “Plan of Distribution -- Discounted Price-Bonus Shares.”

The offering costs assumed an Investor Fee of 3.5% payable by each investor to StartEngine which is not included in the per share price of $1.15, as well as $100,000 in fixed legal, Edgarization, and accounting fees incurred for this offering.

Each table presents two scenarios for the convenience of the reader: a $1,000,000 raise from this offering and a fully subscribed $20,000,000 raise from this offering (the maximum offering).

On Basis of Issued and Outstanding Shares	$1 Million Raise		$20 Million Raise
Price per Share	$1.15		$1.15
Shares Issued	1,000,000	(1)	20,00,000	(1)
Capital Raised	$1,000,000		$20,000,000
Less: Offering Costs	$(135,000)		$(800,000)
Net Offering Proceeds	$850,000		$18,900,000
Net Tangible Book Value Pre-financing	$(2,708,645)		$(2,708,645)
Net Tangible Book Value Post-financing	$(1,843,645)		$16,491,355

Shares issued and outstanding as of March 31, 2020	14,191,546		14,191,546
Post-Financing Shares Issued and Outstanding	15,191,546		34,191,546

Net tangible book value per share prior to offering	$(0.19)		$(0.19)
Increase/(Decrease) per share attributable to new investors	$0.07		$0.67
Net tangible book value per share after offering	$(0.12)		$0.48
Dilution per share to new investors ($)	$1.27		$0.67
Dilution per share to new investors (%)		110.55%	58.06%

This second table below provides investors with an illustration of the dilution that would occur should all existing convertible notes, SAFEs, warrants and options outstanding as of March 31, 2020 be converted or exercised, respectively. While not every outstanding warrant or option may be exercised, and not every SAFE11 may convert to shares, as we have the option to repay in cash, we believe that it is important to identify the potential dilution that could occur upon the exercise of all existing securities issued by the Company. Additionally, we have included the automatic conversion of certain convertible notes in all levels of the raise because of the potential for those notes to convert based on additional financing outside of this Offering. Note, the table below uses an adjusted net tangible book value from the first table, which has been adjusted to reflect the potential new cash the Company would receive upon the exercise of issued warrants and options based on the current implied valuation of the Company.

11 The terms of the SAFE instruments provide that the Company has the discretion to convert the SAFES into equity upon the completion of an eligible financing of $2,000,000 or more.  The Company has elected to not convert such instruments in connection with this offering.

On Basis of Full Conversion of Issued Instruments	$1 Million Raise		$20 Million Raise
Price per Share	$1.15		$1.15
Shares Issued	1,000,000	(1)	20,000,000	(1)
Capital Raised	$1,000,000		20,000,000
Less: Offering Costs	$(135,000)		(800,000)
Net Offering Proceeds	$865,000		19,200,000
Net Tangible Book Value Pre-financing	$7,096,504	(2)	$7,096,504	(2)
Net Tangible Book Value Post-financing	$7,961,504		$$26,296,504

Shares issued and outstanding pre-financing, assuming conversion of all convertible notes, SAFEs, as well as exercise of all warrants and options, and inclusion of incentive plan shares	23,825,974	(3)	23,825,974	(3)
Post-Financing Shares Issued and Outstanding	24,825,974		43,825,974

Net tangible book value per share prior to offering	$0.50		$0.50
Increase/(Decrease) per share attributable to new investors	$(0.18)		$0.10
Net tangible book value per share after offering	$0.32		$0.60
Dilution per share to new investors ($)	$0.83		$0.56
Dilution per share to new investors (%)	72.11%		47.82%

(1) (2)

Assumes the inclusion of up to 2,608,696 bonus shares issued as perks to certain investors based upon investment amount. There is no accurate way to predict who will invest or how many bonus shares an investor may be entitled to receive.

Assumes the current net tangible book value of $(2,708,645) increased by $9,805,149, the amount that would be received upon full exercise of outstanding warrants and options at the current per share price.

(3)

Assumes conversion of all SAFEs and exercise of all warrants and options outstanding as of March 31, 2020, resulting in the issuance of 10,709,361 shares. Does not include conversion of convertible notes and does not include the warrants issued to StartEngine.

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PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

StartEngine Primary LLC has agreed to act as a placement agent to assist in connection with this offering, subject to the terms and conditions of a posting agreement, as amended from time to time. The placement agent is not purchasing or selling any securities offered by this offering circular, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities, but has agreed to use its best efforts to arrange for the sale of all of the securities offered hereby. In addition, the placement agent may engage other brokers to sell the securities on its behalf. We may also sell securities directly to participants in this offering.

Discounts, Commissions and Expenses

The placement agent will receive compensation for sales of the shares offered hereby at a fixed commission rate of 3.5% of the gross proceeds of the offering. The following table shows the total discounts and commissions payable to the placement agent in connection with this offering presuming a maximum number of shares of $20,000,000:

	Per Share	Total
Public offering price	$1.15*	$20,000,000*
Investor Fee (3.5%) payable by investor	$0.04025	$700,000
Placement agent commissions (3.5%)	$0.04025	$700,000
Proceeds, before expenses, to us	$1.0975	$19,300,000

* Each investor will pay the Placement Agent an Investor Fee in the amount of 3.5% ($0.04025/share) in addition to the per share purchase price.

In addition to commissions, we agreed to pay the placement agent a $15,000 advance fee for reasonable accountable out of pocket expenses actually anticipated to be incurred by the placement agent. Any unused portion of this fee not actually incurred by the placement agent will be returned to us.

In addition to the foregoing, we are responsible for all offering fees and expenses, including the following: (i) all filing fees and communication expenses relating to the offering with the SEC and the filing of the offering materials with the Financial Industry Regulatory Authority, or FINRA; (ii) all fees and expenses relating to the listing on such stock exchange as we and the placement agent together determine; (iii) all fees, expenses and disbursements relating to the registration or qualification of our securities under the “blue sky” securities laws of such states and other jurisdictions as the placement agent may reasonably designate; (iv) the costs of all mailing and printing of the offering documents; (v) fees and expenses of the transfer agent for the securities; and (vi) the fees and expenses of our accountants, legal counsel and other agents and representatives.

Assuming that the full amount of the offering is raised, we estimate that the fees and expenses of the offering payable by us, excluding the placement agents’ commissions, will be approximately $100,000.

We are not under any contractual obligation to engage the placement agent to provide any services to us after this offering, and have no present intent to do so. However, the placement agent may, among other things, introduce us to potential target businesses or assist us in raising additional capital, as needs may arise in the future. If the placement agent provides services to us after this offering, we may pay the placement agent fair and reasonable fees that would be determined at that time in an arm’s length negotiation.